TIOMIN RESOURCES INC.

PRESS RELEASE

88-3430

04035687

RECEIVED 2004 JUL 21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Tiomin signs 21-year Mining License for the Kwale Titanium Project

Toronto, Canada. July 6, 2004. Tiomin Resources Inc. (TSX: TIO) is pleased to announce it has signed the 21-year Mining License for its Kwale titanium project at a Government ceremony today attended by the Minister of Environment and Natural Resources, Kalonzo Musyoka, and Tiomin's President and C.E.O, Jean-Charles Potvin.

The 21-year Mining License has been issued for the mining of ilmenite, rutile, and zircon at Kwale which is projected to produce an average of 330,000 tonnes of ilmenite, 77,000 tonnes of rutile and 37,000 tonnes of zircon per year for the first six years of operation. Approximately 80% of Kwale's revenues will derive from the premium priced rutile and zircon representing a distinct competitive advantage. Rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal, while zircon is used in applications such as ceramic glazing, foundry molds and electronics.

With an audited mineral resource of 254 million tonnes of mineralized sand of which 38 million tonnes is measured and 216 million tonnes is indicated (SRK report dated December 2000), Kwale is being initially designed to be mined at an annual average rate of 10 million tonnes.

Tiomin and the Government of Kenya are proceeding with the final negotiations on the fiscal/investment agreement and expect to be able to announce its completion in the weeks ahead.

Dr. Nathalie Ross, a consulting geologist for Tiomin Resources, is the Qualified Person for all exploration and resource studies.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

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PROCESSED JUL 21 2004 THOMSON FINANCIAL

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